Exhibit 99.1

(current denomination of Perdigão S.A.)

A publicly held company

CNPJ n° 01.838.723/0001-27

MARKET ANNOUNCEMENT

Considering the proposal to be made to the next Ordinary/Extraordinary General Meeting on March 31, 2010 for the approval of a 100% split of the Company’s shares, with the issue of one new share for each existing share, and the approval of a change in the ratio of the Company’s ADRs (American Depositary Receipts) so that the ADRs have the same proportional share base, i.e., so that each 1 (one) share corresponds to 1 (one) ADR, we hereby provide the following information:

• All shareholders in Brazil holding shares as of March 31, 2010, the date of the General Meeting, will have the right to the stock split;

• The ex-rights date will be on April 1, 2010;

• The credit relating to the new shares arising from the stock split will be due on April 7, 2010;

The shares/ADRs resulting from the stock split will enjoy the same rights as the existing shares with respect to all benefits, including dividends and any other form of equity remuneration that the Company may come to distribute;

The Bank of New York Mellon, depositary bank for BRF — Brasil Foods’ ADR program, will announce to the market at the appropriate time the effective dates for the ADR split and the change in the ratio of the ADRs.

This process will be subject to the approval of the proposal by shareholders at the Ordinary/Extraordinary General Meeting scheduled for March 31, 2010.

São Paulo (SP), March 17, 2010

Leopoldo Viriato Saboya

Chief Financial and Investor

Relations Officer